Exhibit 99.1

NEWS RELEASE

Endeavour Silver Appoints New Director

Vancouver, BC, Canada – July 12, 2010 - Endeavour Silver Corp. (TSX: EDR, NYSE-Amex: EXK, DB-Frankfurt: EJD) announced today the appointment of Ricardo Campoy to the Board of Directors.

Ricardo Campoy, B.Sc., M.IM., brings to Endeavour’s Board a wealth of experience in the mining and financial sectors.  Ricardo’s international career spans 34 years as a mining engineer, investment banker and financial advisor for the resource industries, financial institutions, and investment funds.

Ricardo recently co-founded and currently manages Minerals Capital & Advisory LLC, a member firm of Denver-based merchant bank, HeadwatersMB. From 2004 to 2006, Mr. Campoy was Managing Director and Head of the Mining and Metals Group for WestLB in New York. Before that, he held several senior banking positions with McFarland Dewey & Co., ING Capital, Swiss Bank, Elders Resources Finance, European Banking Company, and Continental Illinois National Bank.

Before his banking career, Ricardo worked in various engineering and supervisory production capacities for Inspiration Copper, Dravo Corporation, BCL Bamangwato Concessions and AMAX Inc. He has served on a number of mining company boards over the years and is currently a Director on the Boards of General Moly Inc., Century Mining Corporation, and Forsys Metals Corp.

Born and raised in Mexico, Ricardo is fluent in both Spanish and English.  He earned a Bachelor of Science degree in Mining Engineering at the Colorado School of Mines and a Master’s of International Management (Finance) at the American Graduate School of International Management.

Bradford Cooke, Chairman and CEO, commented, “We would like to welcome Ricardo to the Board of Directors of Endeavour.  His expertise in engineering and banking is a nice complement to the Board’s existing skill set, particularly at this time when the Company is focused on accelerating its growth to become a top mid-tier silver producer.”

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford Cooke"

BRADFORD COOKE
Chairman and Chief Executive Officer

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.